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FOR IMMEDIATE RELEASE

Contact: Michael Claes                       George Sard
         Burson Marsteller                   Sard Verbinnen & Co.
         212/614-5236                        212/687-8080


                     TRACINDA WITHDRAWS OFFER FOR CHRYSLER;
                     SAYS ITS CHRYSLER STOCK IS NOT FOR SALE

                         WASSERSTEIN PERELLA RETAINED AS
                          STRATEGIC ADVISOR TO TRACINDA

     LAS VEGAS, NV, MAY 31, 1995 -- Tracinda Corporation announced today that it is withdrawing its $55 per share offer for Chrysler Corporation and will evaluate the full range of available options. Tracinda reiterated that its Chrysler shares are not for sale and that its goal of maximizing value for all Chrysler shareholders remains unchanged.

     "We have been Chrysler's largest shareholder for nearly five years and remain committed to maximizing value for all shareholders while keeping the company well-managed, conservatively financed and fully competitive in the U.S. and abroad," said Alex Yemenidjian, an executive at Tracinda. "Tracinda's
36 million shares of Chrysler stock are not for sale. Withdrawing our offer will permit us to take a fresh look at the situation and evaluate our alternatives."

     Tracinda also announced that it has retained the investment banking firm of Wasserstein Perella & Co. as a general strategic advisor. Wasserstein Perella will provide financial advisory services as to Tracinda's investments and will assist Tracinda in evaluating alternatives with respect to its stake in Chrysler.

     "Kirk Kerkorian is a serious long-term investor whose track record speaks for itself," said Bruce Wasserstein, chairman of Wasserstein Perella. "We hope to provide a new perspective and play a constructive role in achieving Tracinda's objectives."

     Wasserstein Perella & Co. is a leading international investment bank, with an emphasis on merger and acquisition advisory work, underwriting of equity and high yield debt securities and asset management services. Headquartered in New York, Wasserstein Perella has U.S. offices in Chicago, Dallas and
Los Angeles, and international offices in London, Paris, Frankfurt and Tokyo. Recently, Wasserstein Perella has advised on advisory transactions in excess of $14 billion, including acting as the mutually-designated

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appraiser in  conjunction with AT&T's proposed merger with LIN Broadcasting, advisor to the General Motors Special Hourly Employees' Pension Trust in connection with the sale of a portion of the Trust's $8 billion holding of GM Class E common stock and advisor on a series of healthcare transactions for SmithKline Beecham.


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